Dollar Tree, Inc.

500 Volvo Parkway
Chesapeake, Virginia 23320

October 28, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Mara L. Ransom

RE:                           Dollar Tree, Inc.
Registration Statement on Form S-4
File No. 333-198015

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Dollar Tree, Inc. (“Dollar Tree”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-198015) (the “Registration Statement”) so that it may become effective at 2:30 p.m., Eastern time, on Tuesday, October 28, 2014, or as soon as practicable thereafter.

In connection with this request, Dollar Tree acknowledges the following:

1.             Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.             The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve Dollar Tree from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.             Dollar Tree may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Trevor S. Norwitz or Brandon C. Price of Wachtell, Lipton, Rosen & Katz at (212) 403-1333 or (212) 403-1367, respectively, with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Sincerely,

Dollar Tree, Inc.

By:	/s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer

[Signature Page to Dollar Tree S-4 Acceleration Request]